SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 2
                                       To
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                        USA REAL ESTATE INVESTMENT TRUST

                            (Name of Subject Company)

                 SUTTER OPPORTUNITY FUND 2, LLC; SUTTER CAPITAL
                      MANAGEMENT, LLC; AND ROBERT E. DIXON

                                    (Bidder)

                          Shares of Beneficial Interest
                         (Title of Class of Securities)

                                   903 28G 308
                      (CUSIP Number of Class of Securities)
                            -----------------------
                                                Copy to:
Robert Dixon                                    Paul J. Derenthal, Esq.
Sutter Capital Management, LLC                  Derenthal & Dannhauser
150 Post Street, Suite 320,                     One Post Street, Suite 575
San Francisco, California 94108                 San Francisco, California  94104
(415) 788-1444                                  (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                 Transaction                           Amount of
                 Valuation*                            Filing Fee

                  $795,000                                $159

* For purposes of calculating the filing fee only. Assumes the purchase of 2,650 Shares of Beneficial Interest ("Shares") at a purchase price equal to $300 per Share in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $159
         Form or Registration Number: Schedule TO
         Filing Party: Above Bidders
         Date Filed: September 4, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

 Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                        FINAL AMENDMENT TO TENDER OFFER

     This final amendment to Tender Offer Statement on Schedule TO relates to the offer by SUTTER OPPORTUNITY FUND 2, LLC (the "Purchaser") to purchase up to 2,650 Shares of Shares of Beneficial Interest (the "Shares") in USA REAL ESTATE INVESTMENT TRUST, a California business trust (the "Issuer"), the subject company, at a purchase price equal to $300 per Share, less the amount of any distributions declared or made with respect to the Shares between September 4, 2001 (the "Offer Date") and October 5, 2001. The Offer terminated on October 5, 2001. The Offer resulted in the tender by Share holders, and acceptance for payment by the Purchasers, of a total of 378.5549 Shares. Upon completion of the Offer, the Purchasers held an aggregate of approximately 378.5549 Shares, or approximately 1.4% of the total outstanding Shares.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 6, 2001


SUTTER OPPORTUNITY FUND 2, LLC

By SUTTER CAPITAL MANAGEMENT, LLC, Manager

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager

SUTTER CAPITAL MANAGEMENT, LLC

         By:      /s/ ROBERT DIXON
                  -----------------------------------------
                  Robert Dixon, Manager


/s/ ROBERT DIXON
-----------------------------------------
 ROBERT E. DIXON


























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